December 1, 1995


Securities and Exchange Commission
Judicial Plaza
450 5th Street
Washington, D.C. 20549

Attn: Mr. Jeff Riedler, Branch Chief
      Division No. 3

Commission File No. 1-4582

Pursuant to Rule 14a-6, and with respect to Ralston Purina Company's Annual Shareholders Meeting to be held February 1, 1996, we are transmitting herewith a preliminary filing of the Company's Notice of Annual Meeting and Proxy Statement, three Forms of Proxy, along with certain additional materials relating to the proxy solicitation, and an appendix describing differences between the transmitted documents and those to be distributed to shareholders. In addition to the election of directors and approval of our independent auditors, we are seeking shareholder approval of an amendment to the Company's Restated Articles of Incorporation and approval of a proposed new Incentive Stock Plan. We have sent on November 30, 1995, by wire transfer to the SEC's account at Mellon Bank, the amount of $125.00 to cover the applicable filing fee.

This is also to inform the Commission, as provided in Instruction 5 to Item 10 of Schedule 14A, that the Company intends to register the shares of its Common Stock which may be awarded under the proposed 1996 Incentive Stock Plan, on a Form S-8, as soon as practicable following shareholder approval of the Plan.
The Company would like to begin mailing this material to shareholders as soon as possible, but of course no sooner than the period mandated by Rule 14a-6. We therefore would appreciate your prompt review of the preliminary proxy.

If there are any questions concerning this material, please call the undersigned at (314) 982-2296 or my associate, Timothy Grosch, at (314) 982-2413.

                                    Very truly yours,

                                    RALSTON PURINA COMPANY



                                    By: /s/N. E. Hamilton
                                    N. E. Hamilton
                              Assistant Secretary